Exhibit 12.1

Statement regarding computation of ratio

of earnings to fixed charges

(unaudited)

	Year ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before income taxes	$102,240	$77,972	$57,516	$(240,547)	$(90,665)
Fixed charges excluding capitalized interest	98,402	96,720	81,370	90,102	86,038

Earnings	$200,642	$174,692	$138,886	$(150,445)	$(4,627)

Fixed charges
Interest expense	$98,402	$96,720	$81,370	$90,102	$86,038
Capitalized interest	4,437	2,379	2,036	836	1,584

Fixed charges	$102,839	$99,099	$83,406	$90,938	$87,622

Ratio of earnings to fixed charges	2.0x	1.8x	1.7x	N/A (1)	N/A (1)

(1)	For the years ended December 31, 2009 and 2008, fixed charges exceeded earnings by approximately $241.4 million and $92.2 million, respectively.